Exhibit 99.1

For Immediate Release

Bell Canada renews Medium Term Notes (MTN) program

MONTRÉAL, May 19, 2022 – Bell Canada (Bell) today announced the filing of a prospectus supplement to a short form base shelf prospectus dated March 7, 2022 with the various securities regulatory authorities in all provinces of Canada to renew Bell’s MTN program.

The MTN program will enable Bell to offer MTN Debentures from time to time until April 7, 2024. The MTN Debentures will be fully and unconditionally guaranteed by BCE Inc. (TSX, NYSE: BCE). Consistent with past practice, the MTN program was renewed to continue to provide Bell with financial flexibility and efficient access to the Canadian capital markets.

Bell also entered into a dealer agreement under which certain dealers have agreed to act as agents with respect to future offerings of the MTN Debentures.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer of securities covered by the prospectus supplement will be made by a pricing supplement containing specific information about the terms of any such offering. The MTN Debentures have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (U.S. Securities Act), or any U.S. state securities laws and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act).

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities with a commitment to the highest environmental, social and governance (ESG) standards. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

@Bell_News

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca